WILLIAMS SECURITIES LAW FIRM, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

e-mail:  Michael@GoPublicDirect.com

December 19, 2013

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Perpetual Industries Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 29, 2013

File No. 333-187134

Dear Mr. Buchmiller:

We have filed on EDGAR the above Amendment No. 3 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation : Note the SEC comments are in bold.
Certain Relationships and Related Transactions Variable Interest Entity, original page 62
1.

We note your disclosure in other locations of your prospectus that Beaver Parts is an “arm’s length” engineering support firm. Please tell us why you have identified Beaver Parts as a related party for purposes of Regulation S-K Item 404 in this section. If Beaver Parts is a related party for purposes of Item 404, please provide all of the disclosures required by Item 404 and revise your disclosure throughout your prospectus for consistency. If Beavers Parts is a related party only for purposes of your financial statements pursuant to GAAP and not Item 404, please make that clarification throughout your filing.

We deleted the remark “arm’s length” from the current page 50. This topic is now better explained via the following clarifications regarding our relationship with Beaver Parts:

Summary (current page  8)

We indented the discussion of Beaver Parts, which is tangential to the discussion of our significant and continuous operational activities since inception, and enhanced the Beaver section’s introductory sentences to read as follows:

Regarding our relationship with Beaver Parts Ltd.:

Beaver is not a related party for the purposes of Regulation S-K Item 404. In making this determination we relied on the related party definition in the Instructions to Item 404(a).

Under U.S. GAAP, Beaver is deemed a related party for financial statement purposes because of our potential to have “significant influence” (but not, in GAAP parlance, “control”) over Beaver as a result of the large amount of debt owing from Beaver to us that is currently in default, and because of Beaver’s inability to repay that debt.

Also under U.S. GAAP, Beaver is categorized as a Variable Interest Entity (VIE). The importance of identifying Beaver as a VIE is that, if we were Beaver’s primary beneficiary, which we are not, then we would have needed to consolidate their financial statements with ours.

(current page 9)

To return to the main narrative after the Beaver discussion, we added the line “Other significant and continuous operational activities in which we have been engaged since our inception:”

Risks Related to our Business (current page 16)

We edited a risk heading to read “There are a number of risks related to the financial condition of Beaver Parts, which is a related party primarily because of the large debt they owe to us, its being in default, and their inability to repay it. Beaver is also our landlord, and we purchase services from them.”

Below that risk heading, we added the statements:

Beaver is not a related party for the purposes of Regulation S-K Item 404. In making this determination we relied on the related party definition in the Instructions to Item 404(a).

Under U.S. GAAP, Beaver is deemed a related party for financial statement purposes because of our potential to have “significant influence” (but not, in GAAP parlance, “control”) over Beaver as a result of the large amount of debt owing from Beaver to us that is currently in default, and because of Beaver’s inability to repay that debt.

Also under U.S. GAAP, Beaver is categorized as a Variable Interest Entity (VIE). The importance of identifying Beaver as a VIE is that, if we were Beaver’s primary beneficiary, which we are not, then we would have needed to consolidate their financial statements with ours.

Research and Development (current page 51)

We added the statement “As discussed further under the next heading, we are required under U.S. GAAP to treat Beaver as a related party for financial statement purposes. Beaver is not a related party for the purposes of Regulation S-K Item 404.”

Our Employees (current page 52)

We indented the discussion of Beaver Parts, which is tangential to the discussion of our employees, and enhanced the Beaver section’s introductory sentences to read as follows:

Regarding our relationship with Beaver Parts Ltd.:

Beaver is not a related party for the purposes of Regulation S-K Item 404. In making this determination we relied on the related party definition in the Instructions to Item 404(a).

Under U.S. GAAP, Beaver is deemed a related party for financial statement purposes because of our potential to have “significant influence” (but not, in GAAP parlance, “control”) over Beaver as a result of the large amount of debt owing from Beaver to us that is currently in default, and because of Beaver’s inability to repay that debt.

Also under U.S. GAAP, Beaver is categorized as a Variable Interest Entity (VIE). The importance of identifying Beaver as a VIE is that, if we were Beaver’s primary beneficiary, which we are not, then we would have needed to consolidate their financial statements with ours.

Certain Relationships and Related Transactions,
subheading Variable Interest Entity (current page 73; original page 62)

We replaced the original text with the following rearranged text (concepts that were added to enhance clarity are underlined below):

The limited liability company Beaver Parts Ltd. is not a related party for the purposes of Regulation S-K Item 404. In making this determination we relied on the related party definition in the Instructions to Item 404(a). The following disclosures regarding Beaver’s relationship with us are provided in this section for ease of reference.

Under U.S. GAAP, Beaver is deemed a related party for financial statement purposes because of our potential to have “significant influence” (but not, in GAAP parlance, “control”) over Beaver as a result of the large amount of debt owing from Beaver to us that is currently in default, and because of Beaver’s inability to repay that debt. Also under U.S. GAAP, Beaver is categorized as a Variable Interest Entity (VIE). The importance of identifying Beaver as a VIE is that, if we were Beaver’s primary beneficiary, which we are not, then we would have needed to consolidate their financial statements with ours.

During the period January 25, 2005 (Inception) through January 1, 2010, the Company advanced funds to Beaver. These funds supported Beaver’s operations, which are to research and develop products that feature XYO and to market these products. The Company holds a note for these advances and the uncollected interest due, which calls for 9% interest per annum and has a maturity date of August 31, 2012 and is currently in default.

In addition to the advancement of funds, the Company continues to have two other forms of involvement with Beaver.

In the three months ended October 31, 2013 and 2012 and the period January 25, 2005 (Inception) through October 31, 2013 the Company incurred marketing expenses totalling $2,402, $101,401, and $575,608 respectively for services performed by Beaver. The Company paid Beaver for the marketing services rather than offsetting the amounts owed to us. There was no balance owing to Beaver at October 31, 2013 and July 31, 2013.

The Company also leases its offices from Beaver. The terms of the lease call for monthly rent of $3,000 through March 31, 2015. Total rent expense paid to Beaver for the three months ended October 31, 2013 and 2012 totalled approximately $8,700 and $9,100, respectively, and $308,000 for the period January 25, 2005 (Inception) through October 31, 2013. The future rent obligations under this lease with Beaver will require approximately $36,000 for the year ended July 31, 2014 and $24,000 for the year ended July 31, 2015. Since February 2012, the Company’s rent obligations have been met by recording the amount of rent expense as interest income in lieu of cash, and this arrangement may continue. An additional payment of approximately $30,000 was received by us from Beaver in the year ended July 31, 2012, which was also booked as interest income.

The Company’s involvement with Beaver is limited to the aforementioned transactions. Expenses relating to Beaver are mentioned in Note 4 of the annual and quarterly financial statements, and are included in Statements of Operations as related party expenses.

Management has determined that although the above transactions created a variable interest in this entity, we have no obligation to fund anything additional to Beaver nor do we have any controlling financial interest in Beaver. We are not Beaver’s primary beneficiary and, as such, we are not required to consolidate Beaver’s financial statements. In determining that we are not the primary beneficiary, we considered Beaver’s equity and voting interests, the percentage of our variable interest compared to the total of all other variable interests as well as an analysis determining the bearer of any losses and the benefactor of any gains from Beaver.

The maximum exposure to loss from this variable interest is limited to the collection of the loan receivable. The Company’s variable interest in Beaver amounted to $809,245 as of July 31, 2010 prior to the establishment of a full allowance on that date. Factors considered in establishing the allowance included Beaver’s current financial condition coupled with the fact that the loan is not guaranteed and has no liquidation preference. The carrying amounts on the balance sheets as of October 31, 2013 and July 31, 2013 are zero, net of allowances.

2.

Please clarify whether you paid Beaver Parts to perform marketing services as you describe in the fifth paragraph on page 50, or whether those expenses were off-set by the amounts Beaver owes to you.

Our Employees (current page 52)

We clarified the balance owing and the method of settlement, via the statement “The Company paid Beaver for the marketing services rather than offsetting the amounts owed to us. There was no balance owing to Beaver at October 31, 2013 or July 31, 2013.”

Certain Relationships and Related Transactions,
subheading Variable Interest Entity (current pages 73-74; original page 62)

We clarified the balance owing and the method of settlement, via the statement “The Company paid Beaver for the marketing services rather than offsetting the amounts owed to us. There was no balance owing to Beaver at October 31, 2013 or July 31, 2013.”

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General

We updated the financial information throughout to reflect quarterly results.

Specifically:

Starting on current page 63 we added the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED OCTOBER 31, 2013 AND 2012, AND THE PERIOD JANUARY 25, 2005 (INCEPTION) TO OCTOBER 31, 2013 (UNAUDITED)”.

Throughout the document we updated information regarding July 31, 2013 and 2012, to information regarding October 31, 2013 and July 31, 2013, or made similar adjustments and disclosures as appropriate.

We updated information about the funding via revenue of certain industry segments, including Wind Energy (see current pages 9-10, 11, 44, 48, and 54).

We updated the first Risk Factor (current page 14) to refer to “limited” rather than “minimal” revenues to date.

Financial Statements

Comment Number	Explanation
General	Starting on current page 100 we added the “FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED OCTOBER 31, 2013 AND 2012, AND THE PERIOD JANUARY 25, 2005 (INCEPTION) THROUGH OCTOBER 31, 2013 (UNAUDITED)”.

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